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                                                Filed by Riverwood Holding, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                      Subject Company:   Riverwood Holding, Inc.
                                               Commission File No.:   333-104928


[RIVERWOOD INTERNATIONAL LETTERHEAD]





                                                                            NEWS



               Contacts:                                           Chris Tofalli
                                                                Chuck Dohrenwend
                                                     Broadgate Consultants, Inc.
                                                               212-232-2226/2227

                                                                   Gard Edgarton
                                 Investor Relations and Corporate Communications
                                     Graphic Packaging International Corporation
                                                                    303-215-4619


                RIVERWOOD HOLDING AND GRAPHIC PACKAGING ANNOUNCE
               THE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD


ATLANTA, GA and GOLDEN, CO, May 13 2003 - Riverwood Holding, Inc. and Graphic Packaging International Corporation (NYSE:GPK) announced today that the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976
(HSR) with respect to their previously announced plan to merge the two companies expired yesterday at 11:59 p.m. Accordingly, the condition to the merger requiring the expiration or termination of the Hart-Scott-Rodino waiting period has been satisfied.


         The merger is subject to customary closing conditions, including approval by the shareholders of Graphic Packaging. The two companies continue to anticipate that the merger will be completed during the third quarter.


         As announced on March 26, 2003, Graphic Packaging and Riverwood signed a definitive merger agreement that creates a global paperboard packaging company


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with leading market positions serving the beverage, food and consumer products industries. Under the terms of the transaction, Graphic Packaging, the leader in folding carton consumer products packaging, and Riverwood, the leader in multi-pack beverage packaging, will merge in a stock transaction with an enterprise value of approximately $3 billion.


ABOUT RIVERWOOD
         Riverwood International Corporation is a leading integrated provider of paperboard packaging solutions to multinational beverage and consumer products companies. Headquartered in Atlanta, Riverwood has annual sales of over $1.2 billion and approximately 4,100 employees at its operations in six countries. Riverwood has approximately $900 million in public debt outstanding and represents substantially all of the business assets of Riverwood Holding, Inc. A fund managed by Clayton, Dubilier, and Rice, Inc. led the $2.8 billion purchase of Riverwood from Manville Corporation in March 1996. Additional information about Riverwood can be found at www.riverwood.com.


ABOUT GRAPHIC PACKAGING
         Graphic Packaging International Corporation (NYSE: GPK), with 2002 revenues of approximately $1.1 billion, is North America's leading folding carton packaging supplier to the food, beverage and other consumable products markets. The company's customers include some of the most instantly recognized companies in the world. Graphic Packaging operates one large recycled paperboard mill and 19 modern converting facilities as well as three research and design centers located throughout the nation. The company holds over 150 U.S. patents for its printing and package converting processes. Additional information about the company can be found at www.graphicpkg.com.


FORWARD-LOOKING STATEMENTS
         It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of

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1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, or the enterprise value, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood's and Graphic Packaging's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's Web site at WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION
         In connection with the proposed transaction, Riverwood filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus of Graphic Packaging and Riverwood and other relevant documents. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the preliminary proxy statement/prospectus and other relevant


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documents filed with the SEC free of charge at the SEC's website at www.sec.gov.
In addition, copies of the preliminary proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone:
1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 814 Livingston Court, Marietta, Georgia 30067, Attention: Dan Blount, telephone:
1-770-644-3000, fax: 1-770-644-2935.


PARTICIPANTS IN SOLICITATION
         Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging's shareholders in connection with the proposed transaction. Information concerning Graphic Packaging's directors and executive officers is set forth in Graphic Packaging's proxy statement dated March 31, 2003, for the 2003 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood's directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2002 filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging's stockholders in connection with the proposed transaction by reading the proxy statement/prospectus. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

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